Mail Stop 7010

      October 19, 2005


Mr. Michael T. Adams
Chief Executive Officer
IFT Corporation
15402 Vantage Parkway East #322
Houston, TX  77032

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		Forms 10-Q for the quarters ended March 31 and June 30,
2005
		Form 8-K/A filed April 27, 2005
		File No. 1-31354

Dear Mr. Adams:

      We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions, please show us your proposed revised disclosure in your response. With the exception of the comments below that specifically request an amendment, all revisions may be included in your future filings.

2. Please note that the amendment to your Form 10-K should not incorporate by reference Part II, Item 8 - Financial Statements and
Supplementary Data. The amendment should include the complete text set of Part II, Item 8, including the financial statements and notes to the financial statements.

Item 7 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 9

Discontinued Operations, page 13

3. We have reviewed your response to comment four. Please provide us with a detail of the $600,622 accrual, describe the underlying contingencies and basis for the accrual. Please also provide us with additional information to help us understand the appropriateness of the timing of the reversal.

Item 15, Exhibits and Financial Statement Schedules:  (a)2
Financial
Statement Schedules, page 16

4. We have reviewed your response to comment six. Please also disclose the amount of charges to and deductions from your valuation accounts, including your allowance for doubtful accounts, for each period presented. See Rules 5-04 and 12-09 of Regulation S-X.

Item 8 - Financial Statements

Consolidated Balance Sheets, page F-4

5. We have reviewed your response to comment 11. Please provide us with additional information to help us understand why the accruals for litigation as of December 31, 2004 and 2003 are appropriately presented as non-current liabilities.




Consolidated Statements of Cash Flows, page F-10

6. We have reviewed your response to comment 15. Please provide us with a reconciliation, including your calculations, of the changes in accounts payable and accrued expenses reflected on the restated statements of cash flows to the amounts reported on the restated balance sheets for all periods presented.

Note 1 - Summary of Significant Policies, page F-12

General

7. We have reviewed your response to comment 16. Your response appears to indicate that you include shipping costs in the warranty costs, freight and other cost of sales line item; however, your proposed revision 16(a) states that you include shipping costs in the selling, general, and administration line item. Please clarify the line item in which you include your shipping costs. Please also disclose the amount of your inspection and warehousing costs, as well as your shipping costs if they are included in the selling, general, and administration line item.

8. We have reviewed your response to comment 17. It is unclear whether the 2004 adjustment of $539,000 is related to your discontinued operations. If so, it is also unclear why 2003 has not been recast to reflect the warranty accrual excluding discontinued operations. If not, please tell us the basis for the change in estimate for pre-existing warranties. Please also tell us the basis for the change in estimates for pre-existing warranties in 2003.

Goodwill and Purchased Intangible Assets, page F-13

9. We have reviewed your response to comment 18. Please provide us with a quantitative analysis performed in accordance with paragraphs
19 and 20 of SFAS 142 supporting your conclusion that goodwill related to the Infinity acquisition was not impaired as of December
31, 2004 and June 30, 2005. Please identify each of the significant assumptions used in your analysis and explain the basis for each such assumption. Please further note that SFAS 142 does not require impairment to be permanent as a condition of recognition.

Revenue Recognition, page F-13

10. We have reviewed your response to comment 19. Please revise your disclosure to clarify the circumstances in which products are not shipped FOB shipping point and your revenue recognition policy in such cases. If true, please also clearly state that returns are not permitted under your sales arrangements, including sales to stocking distributors.

If your practice is to accept returns for customer service reasons, please disclose the circumstances under which you have accepted sales returns in the past. Please also tell us in your response all returns, including sales amounts, accepted by you from stocking distributors during the periods presented in your Form 10-K and the subsequent interim period.

Net Loss per Common Share, page F-14

11. We have reviewed your response to comment 21. Please note that nonvested stock to be issued to a director under a stock-based compensation arrangement is considered an option for purposes of computing diluted EPS. Such stock-based awards shall be considered to be outstanding as of the grant date for purposes of computing diluted EPS even though their exercise may be contingent upon vesting. Those stock-based awards are included in the diluted EPS computation even if the director may not receive or be able to sell the stock until some future date. Please refer to paragraph 20 of SFAS 128 and revise your earnings per share computations accordingly.

Allowance for Doubtful Accounts, page F-14

12. We have reviewed your response to comment 22.  It is unclear why
the adjustment to the allowance for doubtful accounts was appropriately recognized during the fourth quarter of 2004 and whether the recorded amount of the allowance as of December 31, 2003 and 2002 was appropriate. Please provide us with additional explanation, including a detailed rollforward of the allowance for all periods presented, which separately identifies additions to the allowance related to current sales, deductions related to write-offs and adjustments. Narrative explanation should accompany the rollforward as needed to help us understand the appropriateness of your accounting.

Note 3 - Discontinued Operations, page F-16

13. We have reviewed your response to comment 25. If true, please confirm that the only assets or liabilities of the disposal group were $663,000 in current liabilities as of December 31, 2004 and no assets or liabilities as of December 31, 2003. Based on your responses to prior comments 17, 25 and 27 it is unclear whether this is the case. If not, please amend your filing to comply with paragraph 46 of SFAS 144.



Note 5 - Machinery and Equipment, page F-17

14. We have reviewed your response to comment 27. It appears that you had approximately $437,000 in machinery and equipment related to
RSM Technologies, Inc. as of December 31, 2003. This amount should be presented separately from your other machinery and equipment on the face of the balance sheet, since the amount relates to discontinued operations. See paragraph 46 of SFAS 144. Please revise your presentation in your amended Form 10-K. Please also ensure that any other assets and liabilities related to RSM Technologies, Inc. are identified and presented as being related to discontinued operations during 2003 and 2004.

Note 11 - Commitments and Contingencies, page F-22

15. We have reviewed your response to comment 32. Please provide us with a detail of your litigation reserve as of December 31, 2004 and
2003. For each component, tell us the factors you considered in determining that the contingency met each of the two criteria of paragraph 8 of SFAS 5 for accrual as a liability.

Note 13 - Securities Transactions, page F-24

16. We have reviewed your response to comment 33. The basis for your recognition of income related to the receipt of your shares is unclear. Please specify the accounting literature supporting your accounting, including specific references supporting both valuation and recognition in income. Please also tell us how this income has been reflected on the statement of operations. Additionally, please tell us how the related grant was reflected on the statement of operations when originally issued and the amount of the related expense recognized.

Note 16 - Concentrations of Credit Risk, page F-29

17. We have reviewed your response to comment 34. Please provide us with a copy of your written agreement with Euler Hermes. Please file this agreement as an exhibit to your correspondence file on Edgar. Also, please tell us how you intend to classify the expense of the premium on the statement of operations, the cash inflows and outflows related to the agreement on the statement of cash flows, and the receivables subject to the agreement at the expiration of the allowed collection timeframe on the balance sheet.




Note 18 - Selected Quarterly Financial Data, page F-29

18. Please disclose in this footnote the amount and nature of any adjustments that are material to the results of the fourth quarter.
Your disclosure should include, at a minimum, discussion related to your 2004 fourth quarter adjustment to the allowance for doubtful accounts. See Item 302(a)(3) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2005

Note 11 - Business Segment Information, page 9

19. We have reviewed your response to comment 40. It appears that your Texas, Florida and Arizona operations may constitute operating
segments pursuant to paragraph ten of SFAS 131.   If you do not
consider this to be the case, please tell us in detail why not. Please also clarify how decisions regarding the allocation of resources are made without evaluating geographic results separately given the different markets and customers served by these units. Please provide us with additional information to help us understand how this is done. Also, tell us what consideration you gave to the possibility that the chief operating decision making function is, in part, shared by your Vice-President of Operations.

Also, please address each of the issues in this comment with respect to the commercial/industrial and retail market divisions as well.

20. Please also provide us with a copy of the operating results information provided to your directors at the most recent board meeting.

21. If you believe that either geographic units or customer-defined divisions represent operating segments, but that they meet the criteria discussed in paragraph 17 of SFAS 131 for aggregation, please provide us with the analysis you performed in reaching this conclusion, including a comparison of long-term average gross margins.

22. At a minimum, you should separately disclose your revenues from roofing, concrete, wall, and equipment product categories for each period presented in accordance with paragraph 37 of SFAS 131.






Item 2 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 11

23. We have reviewed your response to comment 41. You should discuss, as well as quantify, business changes between periods in line items in your future MD&A. Please show us what your revised
MD&A will look like for the quarter ended June 30, 2005.

FORM 8-K/A FILED APRIL 27, 2005

Notes to Pro Forma Consolidated Financial Statements, page PF-4

24. We have reviewed your response to comment 50. It appears that you have estimated the fair value of the assets acquired to be equal to the book value of the assets acquired plus the $60,000 deferred tax asset eliminated in pro forma adjustment E. It is unclear why including the value of the deferred tax asset is appropriate. Please revise or advise.

25. We have reviewed your response to comment 51. Paragraph 39 of SFAS 141 states that an asset shall be recognized apart from goodwill if it is capable of being separated from the acquired entity and sold, transferred, licensed, rented, or exchanged, regardless of whether there is an intent to do so. As noted in paragraphs A18 and
A28 of Appendix A to SFAS 141, customer lists and product formulations may meet the separability criteria set forth in paragraph 39 of SFAS 141. Please provide us with your assessment of whether the acquired customer lists and product formulations meet the requirements for separability in paragraphs 39, A18 and A28.

If the acquired customer lists and product formulations meet the requirements for separability, please clarify whether the acquired intangibles have been properly valued and determined to be immaterial or their fair value has not been accurately determined. If you have determined their value to be immaterial, please provide us with your determination of their fair value, including explanations of each material assumption supporting your valuation. If you have not accurately determined the fair value of the acquired intangibles, please do so and revise your filing to separately recognize the identifiable intangible assets apart from goodwill, as required by paragraph 39 of SFAS 141 and paragraphs A10 through A28 of Appendix A to SFAS 141.

*    *    *    *

      Please respond to these comments and file the requested amendments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Scott Watkinson, Staff Accountant, at (202)
551-
3741.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief


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Mr. Michael T. Adams
IFT Corporation
October 19, 2005
Page 1 of 8




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE